  Exhibit 99.1

Prophecy Development Appoints Mining Veteran Ron Clayton as Director

Vancouver, British Columbia, November 4, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX: PCY, OTCQX: PRPCF, Frankfurt: 1P2N) is pleased to announce the appointment of Ron Clayton as an independent director, effective November 4, 2019.

Mr. Clayton is a seasoned executive with over 37 years of mine operating experience. He was the CEO of Tahoe Resources and led the successful construction and operation of Tahoe’s flagship Escobal silver mine, which at its peak (2015 to 2017) produced over 20 million ounces of silver annually. Tahoe was acquired by Pan American Silver Corp for US$1.07 billion in February 2019.

Michael Doolin, Prophecy’s CEO stated: “I had great pleasure to work with Ron in the past. His expert input will be invaluable as Prophecy advances Pulacayo silver mine from resource expansion, mine development through to production.”

Prior to his 8-year tenure at Tahoe, Mr. Clayton was senior vice president for operations and general manager of several underground mines for Hecla Mining Company.

Mr. Clayton earned a Bachelor of Science degree in mining engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

About Prophecy

Prophecy is developing the Pulacayo silver project in Bolivia and the Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

Michael Doolin
CEO

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its regulation services provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.